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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
Amendment Number 30 to the Schedule 13D previously filed by Joe L. Allbritton. Amendment Number 9 to the Schedule 13D previously filed by Barbara B. Allbritton


                   Under the Securities Exchange Act of 1934*


                           RIGGS NATIONAL CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
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                         (Title of Class of Securities)


                                    766570105
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                                 (CUSIP Number)


                                JOE L. ALLBRITTON
                     SUITE 300, 808 SEVENTEENTH STREET, N.W.
                      WASHINGTON, D.C. 20006 (202) 789-2130
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JULY 16, 2004
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP No. 766570 10 5
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    (a) Joe L. Allbritton            (b) Barbara B. Albritton
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2.  Check the Appropriate Box if a Member of a Group

    [ ]
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3.  SEC Use Only


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4.  Source of Funds

    N/A
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5.  Check Box if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)

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6.  Citizenship or Place of Organization

    N/A
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                7.  Sole Voting Power
  Number of
                    N/A
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    N/A
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    N/A
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    N/A
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     N/A
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     N/A
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13.  Percent of Class Represented by Amount in Row (11)

     N/A
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14.  Type of Reporting Person

     (a) IN        (b) IN
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THIS SCHEDULE 13D CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-l(k)(1) AND
SERVES AS AMENDMENT NUMBER 30 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 9 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.

Item 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

   See Item 6. below regarding the Lock-Up Agreement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

LOCK-UP AGREEMENT

         Riggs National Corporation (the "Company") has announced that it has entered into an Agreement and Plan of Merger dated as of July 16, 2004 (the " Merger Agreement"), with PNC Financial Services Group, Inc., ("PNC"), pursuant to which and subject to the conditions set forth therein, the Company will be merged with and into PNC, or a wholly-owned subsidiary of PNC (the "Merger"), and the Company will then cease separate corporate existence.

         At the request of the Company and as an inducement to PNC to enter into the Merger Agreement, Joe L. Allbritton has entered into that certain Voting Letter Agreement dated as of July 16, 2004, by and between PNC and Joe L. Allbritton (the "Letter Agreement"). Pursuant to the Letter Agreement and for the term of the Letter Agreement, Joe L. Allbritton has agreed, with respect to 7,177,441 shares, subject to possible adjustments as set forth in the Letter Agreement (the "Shares"), of common stock of the Company owned at present by him directly: (i) not to sell or dispose of the Shares to any person other than PNC;
(ii) to vote the Shares: (a) in favor of the approval and adoption of the Merger Agreement and the Merger; (b) against any actions that is intended, or could be reasonably expected to materially impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; (c) against any of the following (except the Merger or any of the other transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction involving the Company or any of its subsidiaries, (2) a sale, lease or transfer of a substantial portion of the assets of the Company or any of its subsidiaries, or (3) reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iii) not to take any actions designed to solicit, initiate, encourage or facilitate any inquiries or proposals that constitute or are reasonably likely lead to, any other acquisition proposals for the Company; (iv) to cooperate with PNC and the Company in preparing documentation and obtaining approvals, permits or other authorizations necessary to consummate the Merger and the transactions contemplated thereby, and (v) not willfully take or cause to be taken any action that could reasonably be expected to impair the prospects of completing the Merger.

The description contained in this Item 6 of the transactions contemplated by the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached as an exhibit to this Filing.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Letter Agreement by and between Joe L. Allbritton and PNC Financial Services Group, Inc., dated July 16, 2004.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: July 16, 2004

                                                   /s/ Joe L. Allbritton
                                               ---------------------------------
                                               Joe L. Allbritton



                                                   /s/ Barbara B. Allbritton
                                               ---------------------------------
                                               Barbara B. Allbritton


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                                 EXHIBIT INDEX



Exhibit
Number                         Description
-------                        -----------

 99 Letter Agreement by and between Joe L. Allbritton and PNC Financial Services Group, Inc., dated July 16, 2004.